UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2021)	Previous Period (Fourth quarter of 2020)	Changes (%)	Year to Year Comparison (First quarter of 2020)	Changes (%)
Operating Revenue	Quarterly Results	47,805	48,393	(1.22)	44,506	7.41
	Year-to-date (“YTD”) Results	47,805	186,247	—	44,506	7.41
Operating Income	Quarterly Results	3,888	3,311	17.41	3,013	29.04
	YTD Results	3,888	13,493	—	3,013	29.04
Profit from Continuing Operations Before Income Tax	Quarterly Results	6,838	4,421	54.67	3,683	85.66
	YTD Results	6,838	18,770	—	3,683	85.66
Profit for the Period	Quarterly Results	5,720	3,710	54.16	3,060	86.95
	YTD Results	5,720	15,005	—	3,060	86.95
Attributable To: Controlling Interests	Quarterly Results	5,583	3,860	44.64	3,085	80.94
	YTD Results	5,583	15,044	—	3,085	80.94

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (First quarter of 2021)	Previous Period (Fourth quarter of 2020)	Changes (%)	Year to Year Comparison (First quarter of 2020)	Changes (%)
Operating Revenue	Quarterly Results	29,807	29,384	1.44	29,245	1.92
	YTD Results	29,807	117,466	—	29,245	1.92
Operating Income	Quarterly Results	3,073	2,309	33.08	2,583	18.98
	YTD Results	3,073	10,231	—	2,583	18.98
Profit Before Income Tax	Quarterly Results	5,809	259	2139.00	4,868	19.33
	YTD Results	5,809	9,415	—	4,868	19.33
Profit for the Period	Quarterly Results	4,660	300	1453.27	4,048	15.13
	YTD Results	4,660	7,588	—	4,048	15.13

3. Source of Data	Data Provider Provided for	IR, SK Telecom Analysts and Investors

	Date of Provision	May 11, 2021 / 4:30 p.m. (Seoul time)

	Location	2021 1Q Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

-  The preliminary results above have been prepared in
accordance with International Financial Reporting Standards as adopted in Korea.

-  The results of operations above reflect the impact of a change in our accounting policies resulting from a new interpretation of IFRS 16, Leases.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Joongsuk Oh
(Signature)
Name:	Joongsuk Oh
Title:	Senior Vice President

Date: May 11, 2021